UNITED STATES

                     SECURITIES AND EXCHANGE COMMISSION

                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934

                             (Amendment No. 4)*

             MARVEL ENTERPRISES, INC. (formerly Toy Biz, Inc.)
---------------------------------------------------------------------------

                              (Name of Issuer)

                   Common Stock, par value $.01 per share
---------------------------------------------------------------------------

                       (Title of Class of Securities)

                                 57383M108
                         -------------------------

                               (CUSIP Number)

                           Brian M. Feldman, Esq.
                  Fried, Frank, Harris, Shriver & Jacobson
                             One New York Plaza
                          New York, New York 10004
                               (212) 859-8000

                               April 17, 2002
                         -------------------------
          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

NOTE: Schedules filed in paper format should include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------
CUSIP No.  57383M108                                      13D
-------- -------------------------------------------------------------------
   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
                             Whippoorwill Associates Inc.
                              13-3595884
         -------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See Instructions)                                    (a)|_|
                                                               (b)|X|
-------- -------------------------------------------------------------------
   3     SEC USE ONLY

-------- -------------------------------------------------------------------
   4     SOURCE OF FUNDS (See Instructions)
                        OO; WC
-------- -------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                    |_|

-------- -------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
                        Delaware
-------- -------------------------------------------------------------------
                     7    SOLE VOTING POWER
    NUMBER OF                                        -0-
      SHARES
                    ----- --------------------------------------------------
   BENEFICIALLY      8    SHARED VOTING POWER
     OWNED BY                                        3,113,712
       EACH
                    ----- --------------------------------------------------
    REPORTING        9    SOLE DISPOSITIVE POWER
      PERSON                                         -0-
       WITH
                    ----- --------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
                                                     3,113,712
-------- -------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                        3,113,712

-------- -------------------------------------------------------------------
   12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES (See Instructions)                        |_|


-------- -------------------------------------------------------------------
   13
         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                        8.3%

-------- -------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON (See Instructions)
                        IA, CO

-------- -------------------------------------------------------------------

                                SCHEDULE 13D
                                ------------

          This Amendment No. 4 to Schedule 13D amends and supplements the Statement on Schedule 13D relating to the Common Stock, par value $.01 per share (the "Common Stock"), of Marvel Enterprises, Inc., a Delaware corporation (the "Issuer"), filed on October 13, 1998, as amended through April 12, 2002.

Item 1.   Security and Issuer.
------    -------------------

          Unchanged.

Item 2.   Identity and Background.
------    -----------------------

          Unchanged.

Item 3.   Source and Amount of Funds or Other Consideration.
------    -------------------------------------------------

          Unchanged.

Item 4.   Purpose of Transaction.
------    ----------------------

          Unchanged.

Item 5.   Interest in Securities of the Issuer.
------    ------------------------------------

          Item 5 is amended in its entirety as follows;

          (a) and (b)

          The percentages set forth in this Item 5 are based on 34,866,054 shares of Common Stock outstanding, as reported in the Issuer's Form 10-K filed on April 3, 2002. The information reported below is current through April 19, 2002.

          The Holders, in the aggregate, directly own 527,155 shares of Common Stock, which represents approximately 1.5% of the total outstanding Common Stock. The Holders, in the aggregate, directly own 2,489,468 shares of 8% Preferred Stock, which are convertible into 2,586,557 additional shares of Common Stock (based on the conversion ratio of 1.039 shares of Common Stock for each share of 8% Preferred Stock). As a result, the Holders, in the aggregate, directly beneficially own 3,113,712 shares of Common Stock, representing approximately 8.3% (computed in accordance with Rule 13d-3(d) under the Act) of the outstanding Common Stock.

          Since Whippoorwill has discretionary authority with respect to the investments of and acts as agent for its clients, Whippoorwill has shared power to vote and dispose of the 3,113,712 shares of Common Stock owned by the Holders. The information required by Item 2 with respect to Whippoorwill is set forth in item 2 above.

          In addition, Whippoorwill may be deemed to beneficially own or have or share power to vote or direct the vote with respect to all the shares of Common Stock and 8% Preferred Stock owned by the Other Reporting Persons. Whippoorwill does not have any pecuniary interest nor do they have any dispositive power over the shares of Common Stock or 8% Preferred Stock owned by the Other Reporting Persons. Reference is hereby made to the following filings with the SEC with respect to information in Item 2 of
Schedule 13D required to be provided by Whippoorwill with respect to the Other Reporting Persons under Item 5 of Schedule 13D:

      1. For information with respect to Avi Arad, please see Item 2 of the Schedule 13D filed by Avi Arad;

      2. For information with respect to the Dickstein Entities, please see Item 2 of the Schedule 13D filed by the Dickstein Entities;

      3. For information with respect to the Perlmutter Entities, please see Item 2 of the Schedule 13D filed by the Perlmutter Entities;

      4. For information with respect to The Chase Manhattan Bank, please see Item 2 of the Schedule 13D filed by The Chase Manhattan Bank; and

      5. For information with respect to Morgan Stanley, please see Item 2 of the Schedule 13D filed by Morgan Stanley.

          (c) Whippoorwill has effected the following transactions for the Holders since the last Schedule 13D. All transactions were sales of Common Stock on the New York Stock Exchange:

         Date                  Number of Shares       Net Price Per Share
         ----                  ----------------       -------------------
         April 12, 2002            30,800                    $7.47
         April 17, 2002            36,500                    $8.02
         April 18, 2002            50,000                    $7.97
         April 19, 2002            50,000                    $7.92

          (d) The Holders have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported herein. No Holder beneficially owns more than 5% of the Common Stock.

          (e) Not applicable.


Item 6.   Contracts Arrangements, Understandings or Relationships
------    -------------------------------------------------------
          With Respect to Securities of the Issuer.
          ----------------------------------------

          Item 6 is amended by adding the following paragraph:

          On April 17, 2002, Whippoorwill entered into a Sales Plan with Sea Port Group Securities LLC ("SeaPort") to dispose of up to 650,155 shares of Common Stock. Pursuant to the Sales Plan, SeaPort can sell up to 50,000 shares of Common Stock in a single trading day, provided that the price per share of Common Stock is at least $7.75 (before any commission). The sales between April 17 and April 19 reported under Item 5(c) above were consummated under the Sales Plan. A copy of the Sales Plan is attached as an Exhibit hereto.

Item 7.   Material to be Filed as Exhibits.
------    --------------------------------

          Item 7 is amended by adding the following:

          Exhibit F:  Sales Plan, dated April 17, 2002, between
                      Whippoorwill and SeaPort.

                                SIGNATURES
                                ----------

          After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  April 19, 2002

                                            WHIPPOORWILL ASSOCIATES, INC.


                                            By:   /s/ Shelley Greenhaus
                                               --------------------------------
                                               Name:  Shelley Greenhaus
                                               Title: Managing Director